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Derek J. Dostal
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4322 tel derek.dostal@davispolk.com

February 11, 2021

Re:	Figure Acquisition Corp. I
Registration Statement on Form S-1
Submitted February 3, 2021
CIK No. 0001839550

Mr. Ruairi Regan

Ms. Brigitte Lippmann

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-4628

Dear Mr. Regan and Ms. Lippmann,

On behalf of our client, Figure Acquisition Corp. I, a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 as filed on February 3, 2021 (the “Registration Statement”) contained in the Staff’s letter dated February 8, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has amended the Registration Statement and is submitting Amendment No. 1 to the Registration Statement (the “Amendment No. 1”), together with this response letter. The Amendment No. 1 also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of Amendment No. 1 and a marked copy of Amendment No. 1 showing the changes to the Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments, as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amendment No. 1 where the revised language addressing a particular comment appears.

Registration Statement on Form S-1

Shares of Class L Common Stock, page 20

1. We note your response to comment 3 in our letter dated February 2, 2021. The 3,968,254 amount of Class L shares converted for a Strategic Transaction of at least $15 per share of Class A common stock within one year after the business combination appears incorrect. Please include the base value for each factor in the formula to clarify how this amount is calculated. Also, other than the example at $12.50 per share, the amounts in your examples of Class L shares converted for a Strategic Transaction of at least $10 per share of Class A common stock more than one year after the business combination do not reconcile with your formula disclosures. Please revise and clarify your examples. If applicable, revise your amended and restated certificate of incorporation to reflect any changes to the Class L conversion formulas.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised Amendment No. 1 on pages 21-22, 58-59, 138-139 and F-14 - F-15, as well as Exhibit 3.2, the Form of Amended and Restated Certificate of Incorporation.

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To the extent that you have any questions regarding the responses contained in this letter, please do not hesitate to contact me at (212) 450-4322 or derek.dostal@davispolk.com.

Thank you for your time and attention.

Sincerely,

/s/ Derek J. Dostal

Derek J. Dostal, Esq.

cc:	Christopher D. Davies, Chief Executive Officer Thomas J. Milani, Chief Financial Officer Figure Acquisition Corp. I

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